Exhibit 99.1

STEALTHGAS INC. REPORTS FIRST QUARTER 2022 FINANCIAL AND OPERATING RESULTS

ATHENS, GREECE, May 26, 2022. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the first quarter ended March 31, 2022.

OPERATIONAL AND FINANCIAL HIGHLIGHTS1

•

About 59% of fleet days are secured on period charters for the remainder of 2022, with total fleet employment days for all subsequent periods generating approximately $70 million (excl. JV vessels) in contracted revenues.

•

A decrease of $1.5 million in voyage revenues compared to Q1 21’, as a result of having 35 vessels at the end of Q1 22’ compared to 42 vessels at the end of Q1 21’, including the spin-off of the four tanker vessels.

•	A decrease of $7.4 million in voyage expenses, operating expenses and depreciation in aggregate compared to Q1 21’.

•	Sale in Q2 22’ of our 5,000 cbm LPG vessel, the Gas Monarch (1997 built), for further trading to unaffiliated third party. Impairment charge of $0.5 million in Q1 22’ as a result of the sale.

•	Net Income of $7.6 million for Q1 22’ corresponding to an EPS of $0.20.

•	Adjusted Net Income[1] of $8.8 million for Q1 22’ corresponding to an Adjusted EPS[1] of $0.23.

•	Total cash, including restricted cash, of $82.4 million as of March 31, 2022 compared to $45.7 million as of December 31, 2021.

First Quarter 2022 Results:

•

Revenues for the three months ended March 31, 2022 amounted to $35.9 million, a decrease of $1.5 million, or 4.0%, compared to revenues of $37.4 million for the three months ended March 31, 2021, mainly due to a decline in revenues stemming from the spin-off of our 4 tanker vessels which were accounted for in SteatlhGas’ financials up to December 3, 2021, the spin-off completion date, partially offset by the 11.3% increase of our time charter revenues generated from our LPG vessels.

[1]

EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS are non-GAAP measures. Refer to the reconciliation of these measures to the most directly comparable financial measure in accordance with GAAP set forth later in this release.

•

Voyage expenses and vessels’ operating expenses for the three months ended March 31, 2022 were $4.2 million and $12.9 million, respectively, compared to $6.9 million and $15.1 million, respectively, for the three months ended March 31, 2021. The $2.7 million decrease in voyage expenses is attributed to the fewer number of vessels in the spot market. Overall, spot days were reduced by 65%. On the other hand there was a rise of daily bunker costs by almost $2,044 (62.3%). The $2.2 million decrease in vessels’ operating expenses compared to the same period of 2021 is due to fewer vessels in the fleet, along with a further increase of our crew costs due to the COVID-19 pandemic by $0.2 million.

•

Drydocking costs for the three months ended March 31, 2022 and 2021 were $0.4 million and $0.6 million, respectively. Drydocking expenses during the first quarter of 2022 relate to the drydocking of one vessel compared to the drydocking of one vessel and to the drydocking preparation of four vessels in the same period of last year.

•

Depreciation for the three months ended March 31, 2022 and 2021 was $7.0 million and $9.5 million, respectively, as the number of our vessels declined following the spin-off of our four tanker vessels.

•	Impairment loss for the three months ended March 31, 2022 was $0.5 million, relating to one vessel, for which the Company entered into agreement to sell it to third parties.

•	Loss on sale of vessels for the three months of ended March 31, 2022 was $0.4 million mainly relating to one of the two vessels sold during the quarter.

•

Interest and finance costs for the three months ended March 31, 2022 and 2021, were $2.4 million and $3.1 million, respectively. The $0.7 million decrease from the same period of last year is mostly due to the decline of debt outstanding and reductions in margins due to refinancing of certain loans.

•

Equity earnings in joint ventures for the three months ended March 31, 2022 and 2021 was a gain of $1.7 million and $1.1 million, respectively. The $0.6 million increase from the same period of last year is mainly due to increased voyage revenues of the vessels in our joint venture arrangements.

•

As a result of the above, for the three months ended March 31, 2022, the Company reported net income of $7.6 million, compared to net income of $0.8 million for the three months ended March 31, 2021. The weighted average number of shares outstanding for the three months ended March 31, 2022 and 2021 was 37.9 million and 37.9 million, respectively.

•	Earnings per share, basic and diluted, for the three months ended March 31, 2022 amounted to $0.20 compared to earnings per share of $0.02 for the same period of last year.

•

Adjusted net income was $8.8 million corresponding to an Adjusted EPS of $0.23 for the three months ended March 31, 2022 compared to Adjusted net income of $0.6 million corresponding to an Adjusted EPS of $0.02 for the same period of last year.

•	EBITDA for the three months ended March 31, 2022 amounted to $17.0 million. Reconciliations of Adjusted Net Income, EBITDA and Adjusted EBITDA to Net Income are set forth below.

•	An average of 36.5 vessels were owned by the Company during the three months ended March 31, 2022 compared to 41.6 vessels for the same period of 2021.

•	As of March 31, 2022, cash and cash equivalents amounted to $70.4 million and total debt amounted to $299.8 million.

Fleet Update Since Previous Announcement

The Company announced the conclusion of the following chartering arrangements:

•	A one-year time charter for its 2015 built LPG carrier the Eco Green, to an Oil Major up until May 2023.

•	An eleven months’ time charter for its 2017 built LPG carrier the Eco Ice, to an international LPG trader up until March 2023.

•	A six months’ time charter for its 2009 built LPG carrier the Gas Astrid, to an international trading house until October 2022 with a charterer’s option to extend a further six months.

•	A six months’ time charter for its 2016 built LPG carrier the Eco Nical, to an international trading house until October 2022 with a charterer’s option to extend a further six months.

•	A three months’ time charter extension for its 2020 built LPG carrier the Eco Alice, to an international trading house up until July 2022.

•	A two months’ time charter for its 2014 built LPG carrier the Eco Stream, to an international trading house until July 2022.

•	A one months’ time charter extension for its 2003 built LPG carrier the Gas Prodigy, to an international LPG trader until May 2022.

•	A one month time charter for its 2017 built LPG carrier the Eco Freeze, to an international LPG trader until May 2022.

With these charters, the Company has total contracted revenues of approximately $70 million.

For the remainder of the year 2022, the Company has about 59% of fleet days secured under period contracts.

Board Chairman Michael Jolliffe Commented

Following the strategic decision to become a pure player in the broader LPG market, this was the first quarter that the Stealthgas fleet consisted of only LPG carriers of various sizes. During the first quarter the improving LPG market continued its upward trend and we managed to capitalise, posting improved profits of $7.6 million, one of the best quarterly results in many years. On an adjusted basis our EPS for the quarter was $0.23. We also managed to contain cost pressures particularly related to crew and bunker prices that continue to push our cost base.

That being said, we continue to operate in a challenging geopolitical environment with the war in Ukraine and the COVID-19 pandemic, particularly with regards to the situation in China, still ongoing creating more uncertainty for the future. Now we can also add economic uncertainty as a result of high inflationary pressures and rising interest rates. How all this will affect the LPG shipping market and whether we will be able to benefit from any change in trade patterns remains to be determined, as this is a market that is still seeking direction.

Going forward we cannot predict our market’s reality especially in such turbulent times; however, our sizeable fleet, our market’s strong fundamentals, LPG rates improvement in the first quarter of 2022 along with our healthy capital structure are the strong points upon which we will rely no matter any potential market disturbances we might need to face.

Conference Call details:

On May 26, 2022 at 11:00 am ET, the company’s management will host a conference call to discuss the results and the company’s operations and outlook.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 8778709135 (US Toll Free Dial In) or 08002796619 (UK Toll Free Dial In).

Access Code: 8495800

In case of any problems with the above numbers, please dial +1 6467413167 (US Toll Dial In), +44 (0) 2071 928338 (Standard International Dial In).

Access Code: 8495800

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About STEALTHGAS INC.

SteatlhGas Inc. is a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry. SteatlhGas Inc. has a fleet of 41 LPG carriers, including seven Joint Venture vessels on the water and one Joint Venture 40,000 cbm newbuilding Medium Gas Carrier on order to be delivered mid- 2023. These LPG vessels have a total capacity of 424,408 cubic meters (cbm). StealthGas Inc.’s shares are listed on the Nasdaq Global Select Market and trade under the symbol “GASS.”

Visit our website at www.stealthgas.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Fleet List

For information on our fleet and further information:

Visit our website at www.stealthgas.com

Company Contact:

Konstantinos Sistovaris

STEALTHGAS INC.

00-30-210-6250-001

E-mail: info@stealthgas.com

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended March 31, 2021 and March 31, 2022.

FLEET DATA	Q1 2021	Q1 2022
Average number of vessels (1)	41.6	36.5
Period end number of owned vessels in fleet	42	35
Total calendar days for fleet (2)	3,745	3,284
Total voyage days for fleet (3)	3,695	3,250
Fleet utilization (4)	98.7%	99.0%
Total charter days for fleet (5)	2,543	2,851
Total spot market days for fleet (6)	1,152	399
Fleet operational utilization (7)	93.1%	92.7%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of Adjusted Net Income, EBITDA, adjusted EBITDA and adjusted EPS:

Adjusted net income represents net income before loss/gain on derivatives excluding swap interest paid/received, impairment loss, net loss on sale of vessels and share based compensation. EBITDA represents net income before interest and finance costs, interest income and depreciation. Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, impairment loss, net loss on sale of vessels, share based compensation and loss/gain on derivatives.

Adjusted EPS represents Adjusted net income divided by the weighted average number of shares. EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are not recognized measurements under U.S. GAAP. Our calculation of EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS may not be comparable to that reported by other companies in the shipping or other industries. In evaluating Adjusted EBITDA, Adjusted net income and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA, adjusted EBITDA, adjusted net income and adjusted EPS are included herein because they are a basis, upon which we and our investors assess our financial performance. They allow us to present our performance from period to period on a comparable basis and provide investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)	Three Months Period Ended March 31st,
	2021	2022
Net Income - Adjusted Net Income
Net income	755,880	7,600,253
Plus loss/(gain) on derivatives	5,582	(16,787)
Less swap interest paid	(141,446)	—
Plus loss on sale of vessels, net	—	409,206
Plus impairment loss	—	529,532
Plus share based compensation	—	251,009
Adjusted Net Income	620,016	8,773,213

Net income - EBITDA
Net income	755,880	7,600,253
Plus interest and finance costs	3,145,438	2,361,504
Less interest income	(2,544)	(7,890)
Plus depreciation	9,547,131	7,020,783
EBITDA	13,445,905	16,974,650

Net income - Adjusted EBITDA
Net income	755,880	7,600,253
Plus loss/(gain) on derivatives	5,582	(16,787)
Plus loss on sale of vessels, net	—	409,206
Plus impairment loss	—	529,532
Plus share based compensation	—	251,009
Plus interest and finance costs	3,145,438	2,361,504
Less interest income	(2,544)	(7,890)
Plus depreciation	9,547,131	7,020,783
Adjusted EBITDA	13,451,487	18,147,610

EPS - Adjusted EPS
Net income	755,880	7,600,253
Adjusted net income	620,016	8,773,213
Weighted average number of shares	37,858,437	37,858,437
EPS - Basic and Diluted	0.02	0.20
Adjusted EPS	0.02	0.23

StealthGas Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	For The Three Months Ended March 31,
	2021	2022
Revenues
Revenues	37,415,681	35,871,121
Expenses
Voyage expenses	6,468,008	3,791,213
Voyage expenses - related party	465,203	440,014
Vessels’ operating expenses	14,817,026	12,641,230
Vessels’ operating expenses - related party	258,500	236,950
Drydocking costs	610,260	383,535
Management fees - related party	1,448,450	1,284,920
General and administrative expenses	941,782	941,531
Depreciation	9,547,131	7,020,783
Impairment loss	—	529,532
Net loss on sale of vessels	—	409,206

Total expenses	34,556,360	27,678,914

Income from operations	2,859,321	8,192,207

Other (expenses)/income
Interest and finance costs	(3,145,438)	(2,361,504)
(Loss)/gain on derivatives	(5,582)	16,787
Interest income	2,544	7,890
Foreign exchange (loss)/gain	(33,219)	32,017

Other expenses, net	(3,181,695)	(2,304,810)

Income before equity in earnings of investees	(322,374)	5,887,397
Equity earnings in joint ventures	1,078,254	1,712,856

Net Income	755,880	7,600,253

Earnings per share
- Basic & Diluted	0.02	0.20

Weighted average number of shares
- Basic & Diluted	37,858,437	37,858,437

StealthGas Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31, 2021	March 31, 2022
Assets
Current assets
Cash and cash equivalents	31,304,151	70,374,971
Receivables from related party	63,767	—
Trade and other receivables	2,117,636	4,393,255
Other current assets	298,984	167,768
Claims receivable	62,652	62,652
Inventories	2,772,532	4,045,100
Advances and prepayments	637,881	1,012,853
Restricted cash	2,198,775	2,058,149
Assets held for sale	12,250,000	—

Total current assets	51,706,378	82,114,748

Non current assets
Operating lease right-of-use assets	104,168	82,310
Vessels, net	681,337,153	664,149,044
Restricted cash	12,197,611	9,972,332
Investments in joint ventures	53,323,032	54,015,888
Fair value of derivatives	—	88,149

Total non current assets	746,961,964	728,307,723

Total assets	798,668,342	810,422,471

Liabilities and Stockholders’ Equity
Current liabilities
Payable to related parties	1,491,705	5,625,387
Trade accounts payable	8,592,124	10,072,397
Accrued and other liabilities	3,842,879	3,999,415
Operating lease liabilities	104,168	82,310
Deferred income	5,666,285	4,965,962
Current portion of long-term debt	31,836,619	30,171,634
Current portion of long-term debt associated with vessel held for sale	7,173,988	—

Total current liabilities	58,707,768	54,917,105

Non current liabilities
Fair value of derivatives	3,151,880	2,545,803
Deferred income	76,949	61,901
Long-term debt	261,960,975	269,598,191

Total non current liabilities	265,189,804	272,205,895

Total liabilities	323,897,572	327,123,000

Commitments and contingencies
Stockholders’ equity
Capital stock	435,274	435,274
Treasury stock	(25,373,380)	(25,373,380)
Additional paid-in capital	443,009,334	443,260,343
Retained earnings	59,803,487	67,403,740
Accumulated other comprehensive loss	(3,103,945)	(2,426,506)

Total stockholders’ equity	474,770,770	483,299,471

Total liabilities and stockholders’ equity	798,668,342	810,422,471

StealthGas Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	For The Three Months Ended March 31,
	2021	2022
Cash flows from operating activities
Net income for the period	755,880	7,600,253
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	9,547,131	7,020,783
Amortization of deferred finance charges	277,404	372,604
Amortization of operating lease right-of-use assets	22,109	21,858
Share based compensation	—	251,009
Change in fair value of derivatives	(135,864)	(16,787)
Equity earnings in joint ventures	(1,078,254)	(1,712,856)
Dividends received from joint ventures	—	1,020,000
Impairment loss	—	529,532
Loss on sale of vessels	—	409,206
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(2,557,618)	(2,275,619)
Other current assets	(45,696)	131,216
Inventories	(532,127)	(1,272,568)
Changes in operating lease liabilities	(22,109)	(21,858)
Advances and prepayments	(666,691)	(374,972)
Increase/(decrease) in
Balances with related parties	3,906,159	4,197,449
Trade accounts payable	2,035,302	1,623,346
Accrued liabilities	92,095	156,536
Deferred income	1,152,583	(715,371)

Net cash provided by operating activities	12,750,304	16,943,761

Cash flows from investing activities
Proceeds from sale of vessels, net	—	21,603,234
Acquisition and improvement of vessels	(23,859,495)	(267,719)

Net cash (used in)/provided by investing activities	(23,859,495)	21,335,515
Cash flows from financing activities
Deferred finance charges paid	(667,766)	(534,600)
Loan repayments	(36,841,282)	(60,439,761)
Proceeds from long-term debt	48,431,250	59,400,000

Net cash provided by/(used in) financing activities	10,922,202	(1,574,361)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(186,989)	36,704,915
Cash, cash equivalents and restricted cash at beginning of year	53,040,202	45,700,537

Cash, cash equivalents and restricted cash at end of period	52,853,213	82,405,452

Cash breakdown
Cash and cash equivalents	37,021,517	70,374,971
Restricted cash, current	1,814,672	2,058,149
Restricted cash, non current	14,017,024	9,972,332

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	52,853,213	82,405,452